Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156479

GLOBAL GROWTH TRUST, INC.

STICKER SUPPLEMENT DATED OCTOBER 5, 2012

TO PROSPECTUS DATED APRIL 19, 2012

This Sticker Supplement is part of, and should be read in conjunction with, our prospectus dated April 19, 2012, and the Sticker Supplements dated June 18, 2012 and August 21, 2012. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus, unless otherwise defined herein. The terms “we,” “our,” “us” and “Global Growth Trust” include Global Growth Trust, Inc. and its subsidiaries.

This information is presented as of October 4, 2012.

RECENT DEVELOPMENTS

Amendment to Our Stock Distribution Policy

Effective October 1, 2012, our board of directors authorized the declaration of a monthly stock distribution of 0.006666667 of a share of common stock on each outstanding share of common stock (which represents an annualized distribution rate of 0.08 of a share based on a calendar year), payable to all common stockholders of record as of the close of business on the first day of each month.

Distributions shall be paid quarterly and, effective October 1, 2012, will be calculated for each stockholder of record as of the first day of each month in such quarter and will be issued on or before the last business day of the applicable calendar quarter. Distributions shall be paid each calendar quarter as set forth above until such policy is terminated or amended by our board of directors.

INDUSTRY AND MARKET DATA

This Sticker Supplement includes information with respect to market share and industry conditions obtained from third-party sources or based upon our own internal estimates using such sources when available. While we believe that such information and estimates are reasonable, we have not independently verified any of the data from third-party sources. Similarly, our internal research is based upon our understanding of industry conditions, and such information has not been independently verified.

PROSPECTUS SUMMARY

Our Business

The following supersedes and replaces in full the first paragraph under “PROSPECTUS SUMMARY – Our Business,” which appears at page 1 of the prospectus.

Global Growth Trust, Inc. is a Maryland corporation incorporated on December 12, 2008, which elected to be taxed as a real estate investment trust for U.S. federal income tax purposes. Global Growth Trust, Inc. is sponsored by CNL Financial Group, LLC. We were formed to acquire and operate a diverse portfolio of commercial real estate and real estate-related assets on a global basis that we believe have potential for capital appreciation. We principally focus on acquiring commercial properties, such as properties to be developed or under development. We may also purchase properties requiring repositioning or redevelopment including those located in a country or market undergoing what we believe is positive demographic, political or structural changes that are expected to benefit real estate during our projected holding period, or properties facing time-sensitive deadlines that we believe would benefit from a new leasing or management strategy and properties with deferred maintenance needs. Based on current domestic and international market conditions and investment opportunities, we have focused and expect in the near term to continue to focus primarily on multifamily development properties located in the United States, although we may also acquire properties in other real estate sectors, as well as other classifications of commercial real estate property. In addition, depending on future investment opportunities that arise, we may determine to invest up to 30% of our assets in properties located outside the United States. As of the date of this Sticker Supplement, all of our property acquisitions and other potential investment opportunities that we have identified are located in the U.S.

Investment Strategy

The following supersedes and replaces in full the section “PROSPECTUS SUMMARY – Investment Strategy,” which appears on page 3 of the prospectus.

Our investment strategy allows us to acquire a range of growth-oriented commercial real estate and real estate-related assets. Our advisor intends to use CNL’s and the sub-advisors’ network of global relationships to locate, conduct due diligence, and assist in the acquisition, operation and management of domestic and international investments and may also use these global relationships to enter into joint ventures, partnerships or other co-ownership arrangements for the acquisition, development or improvement of domestic and international properties. This may include present and future real estate limited partnerships and REITs sponsored by affiliates of CNL and may also include future real estate programs of affiliates of MIRA and MGPA Limited.

Since our inception, our advisor and its sub-advisors have evaluated various domestic and international investment opportunities on our behalf. To date, the investments we have made, as well as other properties we have identified as possible investment opportunities, have focused primarily on multifamily development projects in the southeastern and sunbelt regions of the United States due to favorable and compelling market and industry data, as well as, unique opportunities to co-invest with experienced development operators. Although we may invest in a wide spectrum of real estate sectors and our investment policies remain flexible in order to move to markets and asset types domestically and internationally as market cycles and opportunity dictates, we currently expect to direct a substantial majority of our capital from this offering to multifamily development projects in which we co-invest with development operators.

Our Real Estate Portfolio

The following “ – Our Real Estate Portfolio” and “ – Potential Investment Opportunities” are new sections to “PROSPECTUS SUMMARY,” between sections “ – Investment Strategy” and “ – Borrowings” at page 3 of the prospectus.

Our existing real estate portfolio consisted of the following acquired properties as of the date of this Sticker Supplement:

Property Name and Location	Type	Date Acquired	Operator/ Developer	Ownership Interest	Square Footage or Number of Units Upon Completion	Development Budget (in millions) (1)	Equity Commitment by Company (in millions)	Mortgage/ Construction Loan (in millions)
Acquired Properties:

Long Point Development Mount Pleasant (Charleston), SC	Class A Multi-family	05/20/11	Woodfield (2)	95%	258 units	$28.6	$6.8	$21.4

Gwinnett Center Duluth, GA	Office	10/17/11	N/A	100%	263,742 square feet	$18.3	N/A	$11.2

Whitehall Development Charlotte, NC	Class A Multi-family	02/24/12	Woodfield (2)	95%	298 units	$29.7	$7.1	$22.3

Crosstown Development Tampa, FL	Class A Multi-family	03/27/12	Crescent (3)	60%	344 units	$37.1	$6.2	$26.7

(1)	For the multifamily development properties, the total development budget includes the cost of the land, construction costs, development fees, financing costs, start up costs and initial operating deficits of the respective property. For Gwinnett Center, the total development budget includes the purchase price for the property, as well as budgeted capital improvements and future leasing commissions and tenant improvements. The amounts presented do not include investment services fees payable to our advisor in connection with the acquisition of the property.

(2)	These properties are owned through joint ventures in which Woodfield Investments, LLC or one of its affiliates (i) is our joint venture partner, (ii) serves as developer of the project and (iii) provides any lender required guarantees on the loan. The terms of the joint venture are as described under “Our Investments—Our Joint Venture Agreements – Woodfield Investments.”

(3)	This property is owned through a joint venture in which Crescent Resources, LLC or one of its affiliates (i) is our joint venture partner, (ii) serves as developer of the project and (iii) provides any lender required guarantees on the loan. The terms of the joint venture are as described under “Our Investments—Our Joint Venture Agreements – Crescent Resources.”

Potential Investment Opportunities

In addition to our real estate portfolio described above, as of the date of this Sticker Supplement, our advisor and its sub-advisors have identified a pipeline of potential multifamily development opportunities with an aggregate development budget in excess of $400 million. We currently are pursuing the following properties in that pipeline and we believe that such opportunities are representative of the types of properties we may acquire in the future.

Property Location	Type	Number of Units Upon Completion	Expected Development Budget (in millions) (1)	Expected Equity Investment by Company (in millions)	Expected Mortgage Financing on Project (in millions) (2)
Other Potential Investment Opportunities:

Development Property Charlotte, NC (3)	Class A Multifamily	320 units	$33.4	$5.0	$25.0

Development Property Katy, TX (3)	Class A Multifamily	291 units	$31.8	$8.6	$22.3

Development Property Lewisville, TX (3)	Class A Multifamily	316 units	$34.7	$6.3	$24.3

Development Property Orlando, FL (3)	Class A Multifamily	276 units	$30.6	$5.5	$21.4

Development Property Chapel Hill, NC (3)	Class A Multifamily	154 units	$20.9	$3.8	$15.1

(1)	For the development properties, the estimated total development budget includes the cost of the land, construction costs, development fees, financing costs, start up costs and initial operating deficits of the respective property. The amounts presented do not include investment services fees that would be payable to our advisor in connection with the acquisition of the property.

(2)	Approximately 70% of the expected development budget is expected to be financed with mortgage construction financing at market rates and terms. As of the date of this Sticker Supplement, we had not obtained a commitment from a lender for such financing. There is no guarantee financing will be obtained or, if obtained, on what terms.

(3)	These properties are expected to be owned through a joint venture in which we own an interest in excess of 50% with terms similar to the terms as described under “Our Investments – Our Joint Venture Agreements.”

As of the date of this Sticker Supplement, we generally have not yet entered into a binding contract to acquire the properties identified as potential investment opportunities above. In addition, our advisor is in the process of performing its evaluation and has not completed its due diligence review of the property, the acquisition has not been approved by our investment committee or our board of directors and a financing commitment has not been obtained from a lender. The acquisition of such properties is further contingent upon the receipt of adequate equity proceeds, and on obtaining third party financing, which may not be available on reasonable terms or at all. Therefore, there is no guarantee that we will continue to pursue these potential investment opportunities or that, if pursued, the transactions will ultimately be completed or, if completed, on the terms described in this Sticker Supplement.

We will supplement our prospectus to provide descriptions of any additional material properties and other material real estate investments that we acquire or become probable of acquisition during the course of this offering. For a discussion of our real properties and leases, and other properties identified as potential investment opportunities, see “Our Investments.”

Borrowing Policies

The following supersedes and replaces in full the second sentence of the first paragraph in “PROSPECTUS SUMMARY – Risk Factors,” which begins on page 3 of the prospectus.

Our intent is to target our aggregate borrowings to between 50% and 60% of the aggregate value of our assets, once we own a seasoned and stable asset portfolio.

Risk Factors

The following risk factors are additions to “PROSPECTUS SUMMARY – Risk Factors,” which begins on page 4 of the prospectus.

•	Since the commencement of this offering in 2009, we have raised a limited amount of proceeds and have made a limited number of investments.

•	We have experienced losses in the past and may experience similar losses in the future.

Our Offering

The following supersedes and replaces in full the first three paragraphs of the section “PROSPECTUS SUMMARY – Our Offering,” which appears on page 14 of the prospectus.

On October 20, 2009, we commenced this offering of up to $1,500,000,000 (150,000,000 shares) of our common stock. As of August 14, 2012, this offering was ongoing and we had received aggregate subscription proceeds of approximately $59.1 million from the sale of 5,918,683 common shares in such offering. As of that date, we have not issued any shares under our distribution reinvestment plan. The shares sold and the gross offering proceeds received from such sales do not include 22,222 shares purchased by our advisor for $200,000 preceding the commencement of our offering and do not include 463,155 shares issued as stock distributions. As of August 14, 2012, there remained approximately 144.1 million shares of common stock to be offered and sold in this offering, including shares reserved for issuance under our distribution reinvestment plan. Our initial public offering will terminate no later than April 7, 2013.

In connection with this offering, we are offering a maximum of $1,500,000,000 (150,000,000 shares) of our common stock to the public through our managing dealer, CNL Securities Corp., a registered broker-dealer affiliated with CNL. The shares currently are offered at $10.00 per share; however, our board of directors may change this price, in its sole discretion. We have initially designated 2.5% of the shares in this offering as issuable pursuant to our distribution reinvestment plan, whereby the shares will be sold at up to a 5% discount to the prices for the primary offering as described above. We reserve the right to reallocate the shares of common stock registered in this offering between the primary offering and our distribution reinvestment plan.

Our board of directors has elected to file another registration statement in order to sell additional shares and to continue to sell shares in this offering until the earlier of April 7, 2013 or the effective date of such subsequent registration statement. However, our board of directors may terminate this offering at any time. This offering has been registered in every state in which we offer or sell shares. Generally, such registrations must be renewed annually. We may have to stop offering or selling shares in any state in which the registration is not renewed. In addition, we are not obligated to commence the sale of shares in a subsequent offering. If we pursue a subsequent offering, we could continue offering shares with the same or different terms and conditions. Nothing in our organizational documents prohibits us from engaging in additional subsequent public offerings of our stock.

Our Distribution Policy

The following supersedes and replaces the first sentence in the first paragraph on page 15 of the prospectus, under “PROSPECTUS SUMMARY – Our Distribution Policy.”

We currently declare stock distributions monthly and pay them on a quarterly basis to our stockholders.

The following supersedes and replaces the second and third paragraphs on page 15 of the prospectus, under “PROSPECTUS SUMMARY – Our Distribution Policy.”

Effective October 1, 2012, our board of directors has authorized a monthly stock distribution equal to 0.006666667 of a share of common stock on each outstanding share of common stock (which represents an annualized distribution rate of 0.08 of a share based on a calendar year), payable to all common stockholders of record as of the close of business on the first day of each month and continuing for each calendar quarter until terminated or amended by our board. The shares will be issued on or before the last business day of the applicable calendar quarter.

For the six months ended June 30, 2012 and the years ended December 31, 2011 and 2010, we declared and issued stock distributions in the total amount of 205,847 shares, 223,892 shares and 33,416 shares, respectively. The distribution of solely new common stock to our stockholders is not currently included as a component of the recipient’s gross income under the Code and is therefore not taxable when received. If we continue our current stock distribution policies, the interests of later investors in our common stock will be diluted as a result.

Our Distribution Reinvestment Plan

The following supersedes and replaces in full the information contained in the section” PROSPECTUS SUMMARY – Our Distribution Reinvestment Plan,” which appears at page 15 of the prospectus.

We have adopted a distribution reinvestment plan that will allow our stockholders to have the full amount of their cash distributions reinvested in additional shares that may be available. We have designated 2.5% of the shares in this offering as shares issuable pursuant to our distribution reinvestment plan for this purpose. As of the date of this Sticker Supplement, we have only declared stock distributions and, as such, no shares have been issued pursuant to our distribution reinvestment plan. Our distribution reinvestment plan will remain inoperative until such time, if any, that we declare cash distributions.

Our Exit Strategy

The following supersedes and replaces in full the information contained in section “PROSPECTUS SUMMARY – Our Exit Strategy,” which appears at page 16 of the prospectus.

Our board of directors will consider strategic alternatives for future liquidity options, including our sale or the sale of all of our assets, merger opportunities or the listing of the shares of our common stock on a national securities exchange. Although our board of directors is not required to recommend a liquidity event by any certain date, based on the estimated time needed to complete our acquisition phase and have our assets stabilize, among other things, we anticipate our board of directors will begin considering strategic alternatives for liquidity in 2014. We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining whether to pursue a liquidity event in the future. Therefore, we have not established any pre-determined criteria. A liquidation of our assets or a sale of the company would require the approval of our stockholders.

RISK FACTORS

Risks Related to Our Business

The following risk factors are added to the end of the section entitled “RISK FACTORS – Offering Related Risks” beginning on page 18 of the prospectus.

Until 18 months after we have completed our offering stage, we expect to use the price paid to acquire a share of our common stock in our most recent offering as the estimated per share value of our shares. Even when determining the estimated per share value of our common stock from and after 18 months after completion of our offering stage, the estimated per share value of our shares will be based upon a number of assumptions that may not be accurate or complete.

To assist Financial Industry Regulatory Authority (“FINRA”) members and their associated persons that participate in our offerings in providing information on customer account statements as provided by National Association of Securities Dealers (“NASD”) Rule 2340, we expect to disclose in each of our annual reports an estimated per share value of our common stock, the method by which the estimated per share value of our common stock was developed and the date of the data used to develop the estimated per share value of our common stock. In addition, our advisor will prepare annual statements of the estimated per share value of our common stock to assist fiduciaries of retirement plans subject to the annual reporting and valuation requirements of ERISA in the preparation of their reports relating to an investment in our shares. Our advisor intends to use the most recent price paid to acquire a share of our common stock in the primary offering (ignoring purchase price discounts for certain categories of purchasers) or a subsequent follow-on public offering as the estimated per share value of our common stock until 18 months after we have completed our offering stage (as defined below). Although this initial estimated per share value of our common stock will represent the most recent price at which most investors will purchase our shares, this estimated per share value of our common stock will likely differ from the price at which a stockholder could resell his or her shares because there will be no public trading market for the shares at that time and the estimated per share value of our common stock will not reflect, and will not be derived from, the fair market value of our assets, nor will it represent the amount of net proceeds that would result from an immediate liquidation of our assets. We will consider our offering stage complete on the first date that we are no longer publicly offering equity securities that are not listed on a national securities exchange, whether through this offering or an additional follow-on public offering, provided we have not filed a registration statement for an additional follow-on public offering as of such date (for purposes of this definition, we do not consider “public offerings” to include offerings related to a distribution reinvestment plan, employee benefit plan or the redemption of interests in our operating partnership, if any). If our board of directors determines that it is in our best interest, we may conduct additional follow-on offerings upon the termination of this offering. Our articles do not restrict our ability to conduct offerings in the future.

When determining the estimated per share value of our common stock from and after 18 months after the completion of our offering stage, our advisor, or another firm chosen for that purpose, will estimate the per share value of our common stock based upon a number of assumptions that may not be accurate or complete, and our board of directors will approve such estimated per share value of our common stock. There is no guarantee that such estimated per share value will equal or exceed, or not be substantially less than, the per share amount paid by investors in our offering.

Proposed changes to FINRA rules and regulations could have a material impact on when we initially publish our estimated per share value and, in the event we are required to publish such estimated value prior to completion of our offering, such action could impact the price at which our shares are offered and our ability to raise capital through our offerings.

In March 2012, FINRA requested public comment through April 11, 2012 on its proposed amendment to the NASD Rule 2340 to require that per share estimated values of non-traded REITs be reported on customer account statements and modify the account statement disclosures that accompany the per share estimated value. Due to the fact that the managing dealer and participating brokers selling our common stock in our offering are subject to FINRA rules and regulations, any significant changes to Rule 2340 could have a material impact on when we initially publish our estimated per share value. In the event we are required to publish such estimated value prior to completion of our offering, including any follow-on offering, if any, such action would affect the price at which our shares are offered and our ability to raise capital through our offerings.

Company Related Risks

The following risk factors are additions to “RISK FACTORS – Company Related Risks,” which section begins on page 25 of the prospectus.

Since the commencement of this offering in 2009, we have raised a limited amount of proceeds and have made a limited number of investments.

Based upon our operating history to date and our limited portfolio of investments, there can be no assurance that we will be able to achieve our investment objectives. On October 20, 2009, we commenced this offering. During the period from the commencement of this offering on such date to August 14, 2012, we accepted investors’ subscriptions for, and issued, approximately 5.9 million shares of our common stock in our initial public offering, representing gross offering proceeds of approximately $59.1 million. As of the date of this Sticker Supplement, we had invested in four properties. If we are unable to raise substantial proceeds in our offerings, it will limit the amount of proceeds available to invest in properties and, therefore could have a material adverse effect on our results of operations, our ability to make distributions to our stockholders and our ability to meet our investment objectives.

We have experienced losses in the past and may experience similar losses in the future.

We incurred net operating losses for the three years ended December 31, 2011 and the six months ended June 30, 2012. Our losses can be attributed, in part, to the initial start up costs and operating expenses incurred prior to making investments in properties, as well as the fact that our properties are under development or being repositioned and have not yet stabilized. In addition, certain acquisition expenses funded from offering proceeds, as well as, depreciation and amortization expense, substantially reduced our income. Our operating costs to date have been primarily funded with offering proceeds. We cannot assure you that we will be profitable in the future, that our properties will stabilize and produce sufficient income to fund our operating expenses, or that we will realize growth in the value of our assets.

INVESTMENT OBJECTIVES AND POLICIES

General

The following paragraph supersedes and replaces in full the first paragraph under “INVESTMENT OBJECTIVES AND POLICIES – General,” which appears at page 69 of the prospectus.

We have undertaken a global investment strategy to acquire a range of growth-oriented commercial real estate and commercial real estate-related assets that we believe offer the potential to achieve capital appreciation. To date, we have focused and expect in the near term to continue to focus primarily on multifamily development properties, although we may also acquire properties in the other real estate sectors, including office properties, retail centers, and business and industrial parks (including warehouse, manufacturing and distribution facilities), as well as other classifications of commercial real estate property. These properties may be existing, income or non-income producing properties, newly constructed properties or properties under development or construction.

The following paragraph supersedes and replaces in full the last paragraph under “INVESTMENT OBJECTIVES AND POLICIES – General,” at page 69 of the prospectus.

Our board of directors will consider future liquidity options, including our sale or the sale of all of our assets, merger opportunities or the listing of the shares of our common stock on a national securities exchange; however, our board of directors is not required to recommend a liquidity event by any certain date. Based on the estimated time needed to complete our acquisition phase and have our assets stabilize, among other things, we anticipate our board of directors will begin considering our liquidity options in 2014.

Investment Policies

The following supersedes and replaces in full the first full paragraph on page 70 of the prospectus, under the section entitled “INVESTMENT OBJECTIVES AND POLICIES – Investment Policies.”

Our primary investment policies are to:

•	target assets with significant potential for capital growth;

•	achieve diversification in our assets;

•	actively manage our assets through our property managers;

•	sell assets at any time that we believe will maximize capital appreciation; and

•	strategically utilize leverage to enhance potential returns.

BUSINESS

General

The following paragraph supersedes and replaces in full the first paragraph that begins on page 72 of the prospectus, under “BUSINESS – General.”

We are a Maryland corporation that has elected to be taxed as a REIT commencing with our taxable year ended December 31, 2010. We were formed to acquire and operate a diverse portfolio of commercial real estate and real estate-related assets on a global basis that we believe have potential for capital appreciation. We principally focus on acquiring commercial properties, such as properties to be developed or under development. We may also purchase properties requiring repositioning or redevelopment including those located in a country or market undergoing what we believe is positive demographic, political or structural changes that are expected to benefit real estate during our projected holding period, or properties facing time-sensitive deadlines that we believe would benefit from a new leasing or management strategy and properties with deferred maintenance needs. Based on current domestic and international market conditions and investment opportunities, we have focused and expect in the near term to continue to focus primarily on multifamily development properties located in the United States, although we may also acquire properties in the other real estate sectors, as well as other classifications of commercial real estate property. Further, we may invest in real estate-related securities, including securities issued by other real estate companies, and commercial mortgage-backed securities. We also may invest in mortgage, bridge or mezzanine loans or in entities that make investments similar to the foregoing. In addition, depending on future investment opportunities that arise, we may determine to invest up to 30% of our assets in properties located outside the United States. As of the date of this Sticker Supplement, all of our property acquisitions and other properties identified as potential investment opportunities are located in the U.S.

Investments in Real Properties

The following paragraph supersedes and replaces the last paragraph that begins on page 76 of the prospectus, under “BUSINESS – Investments in Real Properties.”

The following sections highlight the anticipated categories and characteristics of the primary real property asset classes we may acquire, invest in or develop, together with various other classes of commercial real property. However, we may pursue and purchase assets in sectors other than those listed below:

•	Multifamily Properties – Conventional multifamily properties, such as garden-style properties;

•

Office Properties – Class A, B and C properties, multi- and single-tenant properties, single level, mid- and high-rise properties, flex space, and mixed-use properties, capable of serving a variety of industries in both commercial business district and suburban locations;

•

Retail Centers – Retail centers, including regional and super-regional facilities, indoor shopping malls, “big box” retail centers, outlet retailers, high street and “strip center” shopping plazas and restaurants, offering a variety of products and services, a diverse tenant mix, and serving a range of demographic markets; and

•

Business and Industrial Parks – Manufacturing, warehouse, and distribution facilities, single- and multi-tenant properties, and mixed-use office/industrial parks, each of varying sizes and intensity levels, and serving a variety of potential tenants and proposed uses.

Borrowing Policies

The following paragraph supersedes and replaces in full the third full paragraph on page 80 of the prospectus under “BUSINESS – Borrowing Policies.”

While we are able to leverage up to a maximum of 75% of the aggregate value of our assets, we plan to evaluate each investment opportunity and determine the appropriate leverage on a case-by-case basis, which may be more or less than the 75% aggregate maximum amount on a per property basis. Our intent is to target our aggregate borrowings to between 50% and 60% of the aggregate value of our assets, once we own a seasoned and stable asset portfolio. We intend to have lower leverage than our policy permits, although initially our aggregate borrowings may be greater than 50% to 60% of the aggregate value of our assets.

Disposition Policies

The following paragraph supersedes and replaces in full the first full paragraph on page 81 of the prospectus, under “BUSINESS – Disposition Policies.”

Our board of directors will explore strategic alternatives for potential liquidity opportunities, including the sale of either us or our assets, potential merger opportunities, or the Listing of our common stock. Although our board of directors is not required to recommend a liquidity event by any certain date, based on the estimated time needed to complete our acquisition phase and have our assets stabilize, among other things, we anticipate our board of directors will begin considering strategic alternatives for liquidity in 2014. We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining whether to pursue a liquidity event in the future. Therefore, we have not established any pre-determined criteria. A liquidation of our assets or a sale of the Company would require the approval of our stockholders. We are under no obligation to actually sell our portfolio or list our shares at any particular time. We cannot assure you that we will be able to sell our assets at prices that result in us achieving our investment objectives. In the event of a liquidation, after commencement of such liquidation, we would continue in existence until all properties and other assets are sold.

OUR INVESTMENTS

The following supersedes and replaces the entire section “OUR INVESTMENTS,” which begins on page 82 of the prospectus.

Our Real Estate Portfolio

We make real estate investments directly through entities wholly owned by our Operating Partnership, or indirectly through other entities. As of the date of this Sticker Supplement, we owned the following properties:

•

a development property currently under construction as a 258-unit Class A garden-style apartment community in Mount Pleasant, South Carolina, a submarket of Charleston, which was acquired by a joint venture in which we hold a 95% equity interest;

•

a three building, multi-tenant office complex in Duluth, Georgia, which previously was a bank owned property (“REO” property) that we were able to buy at a considerable discount to its replacement cost. We are in the process of making certain improvements to the property and repositioning it for the market;

•

a development property currently under construction as a 298-unit Class A garden-style apartment community in Charlotte, North Carolina, which was acquired by a joint venture in which we hold a 95% equity interest; and

•

a development property currently under construction as a 344-unit Class A garden-style apartment community in Tampa, Florida, which was acquired by a joint venture in which we hold a 60% equity interest.

We or our joint ventures acquired fee simple interests in all our properties and all of our real property ownership interests were acquired from third parties not affiliated with us or our advisor.

The tables on the following pages provide summary information regarding the four properties in which we owned an interest as of the date of this Sticker Supplement. Unless specified otherwise, all data is as of June 30, 2012.

Real Property Portfolio

The following is a summary of our real property investments as of the date of this Sticker Supplement, unless otherwise noted:

Property Name and Location	Type	Ownership Interest (1)	Acquisition Date Information			Total Development Budget (in millions) (4)	Approximate Rentable Space or Number of Units and Total Square Feet of Units	Effective Monthly Base Rent or Average Effective Monthly Rent Per Unit (5)	Approx- imate % Leased
			Date Acquired	Contract Purchase Price (2) (in millions)	Estimated Going- In Cap Rate (3)
Long Point Development (6) Mount Pleasant, SC	Multi- family	95%	05/20/11	$3.4	N/A	$28.6	(6)(7)	$1,299(7)	(7)

Gwinnett Center Duluth, GA	Office	100%	10/17/11	$14.1	N/A (8)	$18.3	263,742	$1.07(8)	43% (8)

Whitehall Development (9) Charlotte, NC	Multi- family	95%	02/24/12	$2.9	N/A	$29.7	(9)	N/A	N/A

Crosstown Development (10) Tampa, FL	Multi- family	60%	03/27/12	$4.3	N/A	$37.1	(10)	N/A	N/A

(1)	Properties in which we do not own 100% of the ownership interests were acquired through joint ventures with unaffiliated third parties. In each of our joint venture arrangements, our joint venture partner or its affiliates manage the development, construction and/or certain day-to-day operations of the property. Generally, distributions of proceeds from a capital event, such as a sale of the property, will be distributed pro rata until the members of the joint venture receive a specified minimum return on their invested capital and the return of their invested capital, and thereafter, our co-venture partner will receive a disproportionate higher share of any remaining sale proceeds at varying levels based on our having received certain minimum threshold returns. We have determined that these joint ventures are variable interest entities in which we are the primary beneficiary. As such, the transactions and accounts of the three joint ventures are consolidated in our financial statements.

(2)	Purchase price excludes closing costs.

(3)	Represents the estimated going-in capitalization rate for the property. The estimated going-in capitalization rate was determined by dividing the property’s projected annualized net operating income (“NOI”) as of the date of acquisition by the property’s purchase price, excluding the Investment Services Fee paid to our advisor and closing costs. For this purpose, NOI consists of rental income and any expense reimbursements from the in-place leases reduced by property operating expenses. The projected NOI includes assumptions which may not be indicative of the actual future performance of the property, and the actual economic performance of each property for our period of ownership may differ materially from the amounts used in calculating the estimated going-in capitalization rate. These assumptions may include, but not be limited to, assumptions that in-place tenants will continue to perform under their lease agreements during the 12 months following our acquisition of the property, and assumptions concerning estimates of timing and rental rates related to re-leasing vacant space.

(4)	For the multifamily development properties, the total development budget includes the cost of the land, construction costs, development fees, financing costs, start up costs and initial operating deficits of the respective property. For Gwinnett Center, the total development budget includes the purchase price for the property, as well as budgeted capital improvements and future leasing commissions and tenant improvements. In each case, the amounts presented exclude Investment Services Fees paid to our advisor in connection with the acquisition of the property.

(5)	Once construction is completed and leasing commences for our multifamily properties, the average effective monthly rent per unit will be calculated based on the then current, in-place monthly base rent for leases. For other commercial properties, annualized base rent for the property is calculated by annualizing the then current, in-place monthly base rent for leases, and excludes tenant reimbursements, straight-line rent adjustments and amortization of above- and below-market leases intangibles. This information is presented as of June 30, 2012.

(6)	The Long Point Property, a 258-unit Class A garden-style apartment development project, was under development as of June 30, 2012.

(7)	During the second quarter of 2012, the clubhouse and three buildings consisting of 50 units of the Long Point Property became operational, of which approximately 90% had been leased as of June 30, 2012. As of June 30, 2012, the property manager had pre-leased approximately 47% of the remaining units which are scheduled to be completed in phases in the second half of 2012.

(8)	Gwinnett Center is a three building office complex that was a lender owned, or “REO” property, which we were able to acquire at a considerable discount to its replacement cost. We intend to make certain upgrades and other improvements to the property and our investment objective for Gwinnett Center is to increase net operating income through the lease-up of existing vacancies and repositioning of the property. The effective monthly base rent and approximate percent leased presented in the table are as of June 30, 2012.

(9)	The Whitehall Property, a 298 unit Class A garden-style apartment development project on approximately 13 acres, was under development as of June 30, 2012. Construction of the Whitehall Property commenced in the second quarter of 2012 and is scheduled to be completed in the third quarter of 2013.

(10)	The Crosstown Property, a 344-unit Class A garden-style apartment development project on approximately 25 acres, was under development as of June 30, 2012. Construction of the Crosstown Property commenced in the second quarter of 2012 and is scheduled to be completed in the second quarter of 2013.

We believe that our real estate properties are suitable for their intended purposes and are adequately covered by insurance. Our properties are located in submarkets where there are a number of comparable properties that might compete with them.

Debt Obligations

As of June 30, 2012, we had borrowed approximately $21.2 million in connection with the acquisition and the development of our properties, representing an aggregate debt leverage ratio of approximately 27.8% of the aggregate book value of our assets. We had the following indebtedness as of June 30, 2012, unless otherwise noted:

Property and Related Loan	Outstanding Principal Balance (in millions)		Interest Rate	Payment Terms	Maturity Date (1)	% of Total Debt
Long Point Property Mortgage Construction Loan (2)	$13.9	(3)	LIBOR plus 2.5%, adjusted monthly, with an all-in interest rate floor of 3.25% per annum	Monthly interest only payments through 5/20/2014. If extended, then P&I monthly installments calculated based on a 30-year amortization	05/20/14	65.5%
Gwinnett Center Mortgage Loan (4)	7.3	(5)	Variable adjusted to the greater of (i) 4.95% or (ii) LIBOR+ 3.50% per annum (6)	Monthly interest only payments through 10/17/2014. If extended for 2 years, then monthly installments of $17,050 P&I, until maturity.	10/17/14	34.5
Whitehall Property Mortgage Construction Loan (7)	—	(8)	LIBOR+ 2.25% per annum, adjusted monthly	Monthly interest only payments through 2/24/2015. If extended, then P&I monthly installments calculated based on a 30-year amortization	2/24/15	—
Crosstown Property Mortgage Construction Loan (9)	—	(10)	LIBOR plus 2.5%, adjusted monthly. If extended, annual interest rate equal to greater of (i) then current 10-year Treasury Rate plus 2.5% or (ii) 7%	Monthly interest only payments through 3/27/2015. If extended, then P&I monthly installments calculated based on a 30-year amortization	3/27/15	—

Total	$21.2					100.0%

(1)	Represents the initial maturity date (or, as applicable, the maturity date as extended as of June 30, 2012). The maturity date may be extended beyond the date shown.

(2)	The borrower is the Long Point Joint Venture and the construction loan is recourse against the Long Point Joint Venture. Principals of an affiliate of our joint venture partner have guaranteed the full amount of the loan and completion of the Long Point Project. The loan may be prepaid in whole, but not in part, without penalty. The lender is Wells Fargo Bank, N.A.

(3)	The principal amount available for construction draws under the loan is $21.4 million. As of June 30, 2012, there remained available approximately $7.5 million for draws.

(4)	The borrower is a subsidiary of our Operating Partnership. The loan is recourse to the borrower. We provided a limited guaranty for (i) the repayment of 50% of the principal amount owed by the borrower under the loan, which may be reduced to 25% of such obligation if the borrower meets certain financial covenants, and (ii) 100% of other costs (including accrued and unpaid interest) outside of principal. The loan may be prepaid in full or in part at any time without penalty. The lender is RBC Bank.

(5)	The total principal amount of the loan available for borrowing is $11.15 million. At the closing of the acquisition of Gwinnett Center, a portion of the purchase price was funded from a $7 million draw on the loan. The remaining funds available under the loan of approximately $3.8 million are expected to be used to fund capital improvements and future leasing commissions and tenant improvements for leases meeting certain requirements.

(6)	The interest rate is subject to reduction to the greater of (i) 4.20% or (ii) LIBOR plus 3.50% per annum if a minimum debt service coverage ratio is attained. The interest rate is also subject to an increase of 0.30% if we maintain less than $0.8 million in a deposit account with the lender.

(7)	The borrower is the Whitehall Joint Venture and the construction loan is recourse against the Whitehall Joint Venture. Certain affiliates of our joint venture partner have guaranteed the loan, subject to their liability being reduced (i) to 50% at the time a certificate of occupancy for the project is issued and (ii) thereafter to 30% upon certain debt covenants of the loan being achieved. The loan may be prepaid in whole, but not in part, without penalty. The lender is Regions Bank.

(8)	The principal amount available for certain development costs and construction costs under the loan is $22.3 million. As of June 30, 2012, no amounts had been borrowed under the loan and the full amount was available.

(9)	The borrower is the Crosstown Joint Venture and the loan is recourse against the Crosstown Joint Venture. Certain affiliates of our joint venture partner have provided the lender with a completion guaranty for the project and a 50% repayment guarantee for the principal amount of the loan. During the term of the construction loan, the repayment guarantee may be reduced to between 35% and 15% of the principal amount of the loan if certain conditions are met. The loan may be prepaid in whole, but not in part, without penalty. The lender is US Bank National Association.

(10)	The principal amount available for certain development costs and construction costs under the loan is $26.74 million. As of June 30, 2012, no amounts had been borrowed under the construction loan and the full amount was available.

Generally, the loan agreements for our loans contain customary affirmative, negative and financial covenants, representations, warranties and borrowing conditions, as set forth in the loan agreements. The loan agreements also contain customary events of default and remedies for the lenders. The borrowers are normally the joint ventures that own the properties, or in the case where we own 100% of the fee simple interest in the property, the borrowers are direct or indirect subsidiaries of our Operating Partnership. Our loans are generally non-recourse to the borrowers, subject in some cases to certain negotiated carve-outs.

Our Investments

Set forth below is certain information about the investments we owned as of the date of this Sticker Supplement. In evaluating such investments, we consider a variety of factors, such as functionality and property condition, price per square foot, replacement cost, population growth and other market fundamentals such as regional and local economic conditions. Our properties will be subject to competition from similar properties within their market areas and their economic performance could be affected by changes in local economic conditions. We pay our advisor and its affiliates certain fees and reimbursements in connection with the acquisition and management of our properties as described in the sections of our prospectus entitled “Management Compensation” and “Certain Relationships and Related Transactions.”

Gwinnett Center

Gwinnett Center, situated on 16 acres, is a three building office complex in Duluth, Georgia with an aggregate of 263,742 net rentable square feet. Two of the buildings, consisting of four stories each, were constructed in 1990 and 2000, and the third building, consisting of three stories, was constructed in 1999. Prior to our acquiring Gwinnett Center, the seller had been holding the property as “real estate owned” as a result of a foreclosure action. As this property was “real estate owned” as a result of a foreclosure action, data on average effective annual rental per square foot for each of the past five years is not available. As of June 30, 2012, Gwinnett Center was approximately 43% leased in the aggregate to 34 tenants with various lease terms expiring during the next six years. Certain leases have renewal options ranging from one to six years. There were no tenants that were leasing 10% or more of the rentable square feet of Gwinnett Center as of June 30, 2012.

Lease Expirations

The following table lists, on an aggregate basis, scheduled lease expirations for non-cancelable leases as of June 30, 2012 for the remaining portion of 2012 and each of the ten years thereafter, as applicable, for Gwinnett Center.

Year of Expiration	Number of Expiring Leases	Annualized Base Rent (1)	Percentage of Annualized Base Rents Expiring	Leased Rentable Square Feet Expiring	Percentage of Portfolio Leased Rentable Square Feet Expiring Income
Remainder of 2012	5	$195,719	9.1%	11,660	10.4%
2013	4	127,745	5.9%	7,338	6.5%
2014	10	359,257	16.6%	19,676	17.5%
2015	5	237,826	11.0%	12,270	10.9%
2016	3	659,093	30.5%	31,978	28.4%
2017	2	328,959	15.2%	16,647	14.8%
2018	2	252,012	11.7%	13,019	11.5%

Total	31	$2,160,611	100.0%	112,588	100.0%

(1)	Represents the base rent, excluding tenant reimbursements, in the final month prior to expiration multiplied times 12. Tenant reimbursements generally include payment of real estate taxes, operating expenses and common area maintenance and utility charges.

The information represents current lease expirations and does not take into consideration lease renewals available under existing leases at the option of the tenants.

Industry Concentration

The following table provides a summary of the industry concentration of the tenants of Gwinnett Center based on leased square footage as of June 30, 2012:

Industry	Square Feet Leased	Industry Concentration
Business Services	35,526	31.5%
Educational Services	20,263	18.0%
Finance and Insurance	5,989	5.3%
Engineering	10,992	9.8%
Construction	7,228	6.4%
Government	6,343	5.6%
Administrative & Support Services	5,842	5.2%
Computers / Software	4,624	4.1%
Legal	3,611	3.2%
Real Estate	4,349	3.9%
Other	7,821	7.0%

Total	112,588	100.0%

The real estate taxes for 2011 for Gwinnett Center were approximately $349,000 calculated by multiplying the property assessed value by the applicable tax millage rates ranging from approximately 0.02 to 1.93 per $100 of assessed value for the various taxing authorities. For federal tax purposes, the depreciable basis in Gwinnett Center is expected to be approximately $11.3 million. We will calculate depreciation expense for federal income tax purposes by using the straight line method. We depreciate buildings and land improvements, for federal income tax purposes, based on estimated useful lives of 40 years and 20 years, respectively.

Certain Investment Considerations. Our acquisition of Gwinnett Center is consistent with our investment strategy. Gwinnet Center was a lender owned, or “real estate owned” (“REO”) property, which we were able to acquire at a considerable discount to its replacement cost. We believe this investment represents a significant repositioning opportunity. We intend to make certain upgrades and other improvements in the approximately amounts of $0.6 million to the property and our investment objective for Gwinnett Center is to increase net operating income through the lease-up of existing vacancies and repositioning of the property in the marketplace. We expect to use up to $3.85 million of available loan proceeds for future leasing commissions and tenant improvements for leases meeting certain requirements. Duluth is situated approximately 30 miles northeast of downtown Atlanta in Gwinnett County, the second most populated county within the Atlanta Metropolitan Statistical Area (the “Atlanta MSA”). The Atlanta MSA is the seventh largest MSA in the U.S. with a population of more than 5.6 million. The region was the second fastest-growing MSA in the nation from 2000 to 2009, surpassed only by the Dallas/Fort Worth MSA. Atlanta is consistently recognized for its favorable business climate, higher learning leadership and positive quality of life. Gwinnett Center is located within the Northeast Atlanta Office Submarket and is well-situated and easily accessible via the Interstate-85/Pleasant Hill Road interchange. The Northeast Atlanta Office Submarket benefits from proximity to residential neighborhoods that feature entry-to-executive level housing opportunities for the employees of a wide variety of companies based in Gwinnett County. Employers are numerous and range from large domestic and international companies to local businesses.

Based on the strong demographics in the market in which Gwinnett Center is located and good access to and visibility of the property, together with the favorable purchase price for Gwinnett Center and its potential for repositioning in the market, we believe Gwinnett Center offers strong investment potential.

Long Point Property, Mount Pleasant, South Carolina

We own a 95% interest through a joint venture (“Long Point Joint Venture”) in a multifamily development property in Mount Pleasant (a sub-market of Charlotte), South Carolina (“Long Point Property”), acquired in May 2011. The Long Point Joint Venture is constructing and will operate a 258-unit Class A garden-style apartment community on the approximately 32 acre property (the “Long Point Project”). Construction was partially completed as of June 30, 2012 and is expected to be completed in stages in the second half of 2012. The first phase of the Long Point Project has been completed and leasing has commenced. A national property management firm specializing in the management of multifamily properties has been engaged for the on-site management and leasing of the property.

Our partner in the Long Point Joint Venture, WF Invest Long Point, LLC, a Delaware limited liability company (“Woodfield”), is an affiliate of Woodfield Investments, LLC, a Virginia limited liability company (“Woodfield Investments”). Woodfield Investments specializes in multifamily developments and its principals have developed apartment communities throughout four southeastern states.

Concurrently with closing on the land acquisition and construction loan for the Long Point Property, the Long Point Venture entered into a development agreement with Woodfield Investments for a maximum development budget for the Long Point Project of approximately $28.6 million, including the purchase price of the land. Under the terms of the agreement, Woodfield Investments serves as developer of the Long Point Project and coordinates and supervises the management and administration of the development and construction of the Long Point Project. In connection therewith, Woodfield Investments receives a development fee of 3% of the Long Point Project budget and a construction management fee of 1% of the costs under the construction contract.

Woodfield Investments and its principals are responsible for any cost overruns beyond the approved budget for the Long Point Project. In addition, principals of Woodfield Investments have guaranteed the full amount of the construction loan and completion of the Long Point Project through the construction period. Further, Woodfield Investments is providing a one year construction warranty for the Long Point Project.

Certain Investment Considerations. The acquisition and development of the Long Point Property is consistent with our growth strategy. Generally, in many areas, the multifamily sector is currently exhibiting advantageous supply and demand characteristics, evidenced by a lack of existing supply, low vacancy rates and limited new construction, coupled with increasing demand caused by a decline in home ownership and tightened credit standards as discussed further below under, “— Investment Focus on Multifamily Development.” Other factors considered when evaluating a potential multifamily project are the location of the site, the area’s population growth, employment opportunities and other demographics, as well as the per-unit land cost basis and favorable construction financing. When considering an investment in the Long Point Property, in addition to the foregoing factors, Mount Pleasant is an affluent community situated in Charleston County, South Carolina. The Charleston metropolitan area has a well-diversified economy. Mount Pleasant, a sub-market of Charleston, has experienced population growth of 35% since 2000, offers an attractive quality of life, strong employment growth and has an average household income that is among the highest in the state.

Whitehall Property, Charlotte, North Carolina

In February 2012, we closed on our second multifamily development project with Woodfield Investments. GGT Whitehall Venture NC, LLC, a joint venture in which we own a 95% interest (the “Whitehall Joint Venture”), closed on the acquisition of the fee simple interest in a 13 acre parcel of land located in southwest Charlotte, North Carolina (the “Whitehall Property”). The Whitehall Joint Venture is constructing and intends to operate a 298-unit Class A garden-style apartment community on the property (the “Whitehall Project”).

Construction of the Whitehall Project commenced in the second quarter of 2012, with the project scheduled to be completed in the third quarter of 2013. Once completed, we expect that the on-site management of the property will be provided by a national property management firm that specializes in the on-site management of multifamily properties.

We formed the Whitehall Joint Venture with WF Arrowood, LLC, a Delaware limited liability company (“WF Arrowood”) and an affiliate of Woodfield Investments. The purchase price for the Whitehall Property was $2.9 million. The estimated development and construction costs, inclusive of the land acquisition, are approximately $29.7 million. Whitehall Joint Venture obtained a construction and semi-permanent loan of up to $22.3 million from Regions Bank, an Alabama state banking corporation, to fund construction costs and certain development costs of the Whitehall Project.

Concurrently with closing on the land acquisition and construction loan for the Whitehall Property, the Whitehall Joint Venture entered into a development agreement with Woodfield Investments for a maximum development budget for the Whitehall Project of approximately $29.7 million, including the purchase price of the land. Under the terms of the agreement, Woodfield Investments serves as developer of the Whitehall Project and coordinates and supervises the management and administration of the development and construction of the Whitehall Project. In connection therewith, Woodfield Investments receives a development fee of 3% of the Whitehall Project budget and a construction management fee of 1% of the costs under the construction contract.

Woodfield Investments and its principals are responsible for any cost overruns beyond the approved budget for the Whitehall Project. In addition, principals of Woodfield Investments have guaranteed completion of the Whitehall Project through the construction period. Further, Woodfield Investments is providing a one year construction warranty for the Whitehall Project.

Certain Investment Considerations. The acquisition and development of the Whitehall Property is consistent with our growth strategy based on the consideration of various factors, including its proximity to Charlotte’s outer beltway (I-485) and major retail centers, restaurants and various other amenities; its proximity to major employers and close commute to other major job centers; the Charlotte Metropolitan Statistical Area’s ranking as among the nation’s fastest growing MSAs from 2000 to 2009 with a population of approximately 1.7 million. In addition, generally area residential trends are moving away from home ownership and there is significant demand in the area for high quality, newly constructed apartments.

Crosstown Property, Tampa, Florida

In March 2012, we acquired a 60% interest in GGT Crescent Crosstown JV Florida, LLC, a Delaware limited liability company (the “Crosstown Joint Venture”) and concurrently the Crosstown Joint Venture closed on the acquisition of the fee simple interest in a 25 acre parcel of land in Crosstown Center, a master planned community located in the southeast section (Brandon area) of Tampa, Florida. Our partner in the Crosstown Joint Venture, Crescent Crosstown II, LLC, an affiliate of the development group of Crescent Resources, LLC (“Crescent Resources”), owns a 40% interest in the joint venture. The Crosstown Joint Venture is developing and constructing, and intends to operate the property as, a Class A garden-style apartment community (the “Crosstown Project”) consisting of 15 three-story buildings totaling 344 apartment homes to be known as “Circle Crosstown.”

The purchase price for the property was $4.3 million. The estimated development and construction costs, inclusive of the land acquisition costs, are $37.1 million. The Crosstown Joint Venture acquired the 25 acre parcel (the “Crosstown Property”) from Crescent Resources, the developer of Crosstown Center. In connection with the acquisition, the Crosstown Joint Venture obtained a construction loan for up to $26.7 million from U.S. Bank National Association to fund construction costs.

Crescent Resources, based in Charlotte, North Carolina, has a long history of development of properties over various sectors, having developed 50 master-planned single-family communities, 15 multifamily communities, and approximately 25 million square feet of commercial space. The Crosstown Project represents Crescent Resource’s third multifamily development in Crosstown Center.

Crescent Resources, through its affiliates, will serve as developer and general contractor of the Crosstown Project. As developer, Crescent Development, LLC will receive a development fee from the Crosstown Joint Venture of 3% of the Crosstown Project budget pursuant to a development agreement with the joint venture. Crescent Multifamily Construction, LLC is the general contractor for the Crosstown Project pursuant to a construction contract with the Crosstown Joint Venture. Under the terms of the construction contract, the general contractor has provided a one year construction warranty.

Construction of the Crosstown Project commenced in the second quarter of 2012 and is projected to be completed in the second quarter of 2013. Once completed, we expect that the on-site management of the property will be provided by a national property management firm that specializes in the on-site management of multifamily properties.

Certain Investment Considerations. The acquisition and development of the Crosstown Property is consistent with our growth strategy based on the consideration of various factors, including those noted herein. The Brandon area of Tampa is characterized as an affluent community with significant growth potential and many amenities including close proximity to major roads, regional and local shopping malls and employment centers. The Crosstown Property is surrounded by Tampa Bay’s most heavily traveled roads, including Interstate-75, US 301, Crosstown Expressway and Interstate-4, providing excellent access to the Tampa’s Central Business District (CBD). Located approximately 10 minutes west of the Crosstown Property, the Tampa CBD is the area’s primary employment center. Various other employment centers are easily accessed due to the property’s proximity to major roads. In the immediate area of the Crosstown Property are several regional and local shopping centers, as well as various national big-box retailers and numerous restaurants. Area residential trends are moving away from home ownership and there is significant demand in the area for high quality, newly constructed apartments.

Our Joint Venture Agreements

Woodfield Investments. Currently, our joint venture agreements for the Long Point Joint Venture and the Whitehall Joint Venture are with affiliates of Woodfield Investments. We own a 95% interest in the Long Point Joint Venture and the Whitehall Joint Venture for a capital commitment of approximately $6.8 million and $7.1 million, respectively. Our joint venture partner in each joint venture (each, a “Woodfield JV Partner”) owns the remaining 5% interest for its capital commitment of approximately $357,000, and $371,000 in the Long Point Joint Venture and the Whitehall Joint Venture, respectively, representing a portion of the Woodfield JV Partner’s deferred development and construction management fees for the related project.

Under the terms of the limited liability company agreements of each joint venture, operating cash flow will be distributed to the members of the joint venture on a pro rata basis. In a capital event, such as a sale of the joint venture’s property, net sales proceeds will be distributed pro rata to each member until each member’s invested capital is returned and a minimum return on capital is achieved, and thereafter the Woodfield JV Partner will receive a disproportionate higher share of any sale proceeds at varying levels based on our having received certain minimum threshold returns.

Our Operating Partnership serves as the managing member of each joint venture. The Operating Partnership, as managing member, has delegated authority to manage certain of the day-to-day operations of each joint venture to the applicable Woodfield JV Partner, subject to the Operating Partnership’s approval of all major decisions and certain rights to remove and replace Woodfield JV Partner as manager of day-to-day operations. The Operating Partnership also has the right to remove and replace the developers of the two projects under certain conditions.

The joint venture agreements contain two buy-sell provisions. The first buy-sell provision permits either member to make an offer to purchase the other member’s entire interest in the joint venture or to sell its entire interest in the joint venture to the other member at any time after the date that is 24 months after the completion of construction of the project. The second buy-sell provision is solely in favor of the Operating Partnership and provides that at any time after the date that is 24 months after completion of the construction of the project, the Operating Partnership has the right to cause the direct or indirect sale or other transfer of the project.

Crescent Resources. In connection with the closing on the purchase of the Crosstown Property, we acquired a 60% interest in a joint venture for a capital commitment of approximately $6.2 million, and Crescent Resources acquired its 40% interest for a capital commitment of approximately $4.2 million.

Generally, operating cash flow will be distributed to the members on a pro rata basis. In a capital event, such as a sale of the property, net proceeds will be distributed pro rata until invested capital is returned and a minimum return on capital is achieved, and thereafter Crescent Resources will receive a disproportionate higher share of any sale proceeds at varying levels based on our having received certain minimum threshold returns.

Our Operating Partnership is the managing member of the joint venture. The Operating Partnership, as managing member, has delegated authority to manage certain of the day-to-day operations of the Crosstown Project to Crescent Resources, subject to the Operating Partnership’s approval of all major decisions and certain rights to remove and replace Crescent Resources as manager of day-to-day operations.

The joint venture agreement contains a buy-sell provision that permits either member to make an offer to purchase the other member’s entire interest in the joint venture or to sell its entire interest in the joint venture to the other member at any time after the date that is 24 months after the completion of construction of the Crosstown Project.

Other Potential Investment Opportunities

In addition to our acquisitions described above, as of the date of this Sticker Supplement, our advisor and its sub-advisors have identified a pipeline of multifamily development opportunities with an aggregate development budget in excess of $400 million. The following are properties we are currently actively pursuing the acquisition thereof from such pipeline and we believe are representative of the types of properties we may acquire.

Property Location	Type	Number of Units Upon Completion	Expected Development Budget (in millions) (1)	Expected Equity Investment by Company (in millions)	Expected Mortgage Financing on Project (in millions) (2)
Other Potential Investment Opportunities:

Development Property Charlotte, NC (3)	Class A Multifamily	320	$33.4	$5.0	$25.0

Development Property Katy, TX (3)	Class A Multifamily	291	$31.8	$8.6	$22.3

Development Property Lewisville, TX (3)	Class A Multifamily	316	$34.7	$6.3	$24.3

Development Property Orlando, FL (3)	Class A Multifamily	276	$30.6	$5.5	$21.4

Development Property Chapel Hill, NC (3)	Class A Multifamily	154	$20.9	$3.8	$15.1

(1)	For the development properties, the estimated total development budget includes the cost of the land, construction costs, development fees, financing costs, start up costs and initial operating deficits of the respective property. The amounts presented do not include Investment Services Fees that would be payable to our advisor in connection with the acquisition of the property.

(2)	Approximately 70% of the expected development budget is expected to be financed with mortgage construction financing at market rates and terms. As of the date of this Sticker Supplement, we had not obtained a commitment from a lender for such financing. There is no guarantee financing will be obtained or, if obtained, on what terms.

(3)	These properties are expected to be owned through a joint venture in which we own an interest in excess of 50% with terms similar to the terms as described under “Our Investments – Our Joint Venture Agreements.”

As of the date of this Sticker Supplement, we have not yet entered into a binding contract to acquire the properties identified as potential investment opportunities above. In addition, our advisor is in the process of performing its evaluation and has not completed its due diligence review of the property, the acquisition has not been approved by our investment committee or our board of directors and a financing commitment has not been obtained from a lender. Therefore, there is no guarantee that we will continue to pursue these potential investments or that, if pursued, the transactions will ultimately be completed or, if completed, on the terms described in this Sticker Supplement.

Overview of Current Asset Allocation

Although we have a broad investment strategy, in implementing our strategy, we will focus on locations and sectors that we believe currently offer attractive investment opportunities. Based on current domestic and international market conditions and investment opportunities, we have focused and expect in the near term to continue to focus primarily on multifamily development properties located in the United States, although we may also acquire properties in the other real estate sectors, as well as other classifications of commercial real estate property. In addition, depending on future investment opportunities that arise, we may determine to invest up to 30% of our assets in properties located outside the United States. As of the date of this Sticker Supplement, all of our property acquisitions and other properties as potential investment opportunities are located in the U.S.

Investment Focus on Multifamily Development

Since inception, our advisor and global sub-advisors have targeted assets believed to have significant potential for capital growth. As of the date of this Sticker Supplement, we have made investments in three multifamily development projects in the southeast U.S., in addition to the three-building office complex outside Atlanta acquired in October 2011. Our first multifamily development project, the Long Point Property in Mount Pleasant, South Carolina, was developed on budget, accepted its first residents ahead of schedule, and strong demand has pushed up our rental rates to 22% above our initial projections. We now have a second multifamily project with our Long Point Property partner, and have entered into, and expect to continue to enter into, similar arrangements with other partners to develop additional multifamily projects.

We believe there are numerous opportunities that fit within our investment mandate. We believe that multifamily development in the U.S. represents a unique near-term opportunity. There remains significant consumer demand for newly-constructed multifamily units. In addition, investor demand for stabilized multifamily operations has driven down return expectations particularly in major markets. A compelling arbitrage opportunity exists for those with capital, relationships, and expertise to develop and operate new units. We intend to build on the success of our initial multifamily projects by continuing to capitalize on this supply/demand imbalance while monitoring for any shift in fundamental return metrics.

What is Driving the U.S. Multifamily Market?

As a whole, the U.S. real estate market continues to rebound from the housing market bubble and ensuing near collapse of the related financial markets. While up against economic headwinds, such as a sluggish domestic economy, the European debt crisis, election year fiscal politics and weakening economic indicators, the domestic real estate market is improving in most regions and is showing strength in some areas.

Job growth is also contributing to these positive trends. Over the past several months, steady – albeit unspectacular – job growth has increased demand for space in most asset types, with the industrial market showing the most robust recovery. While job growth has been modest nationally, the Sunbelt states generally outperform the national averages, and this has led to renewed investor interest in assets across the region.

Trends outside of real estate are also fueling its recovery within certain sectors. With few other alternatives to generate meaningful income, investors are turning to real estate for its reputation of providing income, creating a potential hedge against inflation, and protecting principal. Beginning in 2011, a good portion of this capital has focused on the perceived safety of central business district (CBD) office properties in cities such as New York and San Francisco, and notably, multifamily housing. The continued influx of capital into these sectors has driven asset prices up and yields down. In many markets, stabilized properties in these two sectors are at or near the pricing levels that existed in 2006 and 2007 at the height of the previous market cycle.

Overall, the domestic market is showing signs of recovery. CBD office and multifamily sectors are seeing the most dramatic improvement, but we believe the broader commercial real estate market appears, however slowly, to be trending positively, and we expect this trend should continue in the near- term. Consumer demand for multifamily housing is driven by one of the greatest demographic shifts of the past several generations – a trend away from homeownership coupled with a 50 year low in construction starts in 2009. Domestic homeownership continues to decline. U.S. Census Bureau information indicates a national homeownership rate of 65.1% in 2010 having recorded the largest ten-year decline since the 1930’s.

The U.S. Census Bureau also provides general population information supporting a current and ongoing influx of renters into the multifamily market. The echo to the baby boom is evident by the ranks of individuals around the age of 20. Naturally as these “Echo Boomers” age over the next five to fifteen years they will push through the age group that targets apartment rentals. Interestingly, as they reach retirement age, their parents may also opt for the lifestyle characterized by the multifamily sector.

Despite robust demand, the supply of new multifamily units remains well below historical levels. According to the Harvard Joint Center for Housing Studies, “The State of the Nation’s Housing 2012,” there were 178,000 multifamily construction starts in 2011 and an anticipated 211,000 multifamily starts for 2012. These numbers are significantly below the 340,000 average annual starts recorded in the decade before the downturn. A new construction cycle is beginning to materialize but remains constrained as financing for new multifamily projects is available to only the most seasoned developer-operators and is currently focused on urban infill development. Apartment development is coming off of a 50 year low in 2009.

Limited supply and increasing demand is driving low vacancies and growing rents. According to the Marcus & Millichap 2012 National Apartment Report, national apartment occupancy increased 120 basis points in 2011 over 2010 levels, and was 95.3% in the second quarter of 2012. According to the same report, effective rents grew at a 3.4% annualized rate measured on a year-over-year basis from the second quarter of 2012.

The Case for Multifamily Development

A significant spread exists today between the price to build new multifamily units and the prices for which those same quality existing units are being purchased. The spread between the cost per unit for construction and the value per stabilized unit is at one of its widest points in recent history, and could allow for construction of new units at a discount of up to 20% compared to market prices for existing units.

We believe the multifamily sector is benefiting from the confluence of favorable trends: prices driven up by investor interest, demand for units trending higher, favorable demographic factors and a relatively limited supply of new construction.

Characteristics of Multifamily Properties in Which We Expect to Invest

In selecting multifamily development opportunities, we expect to focus on:

•

Suburban Markets – Suburban communities are typically developed on a lower cost per unit basis than urban projects, allowing for (i) more investments (and therefore, more diversification) with the same amount of capital, and (ii) lower average per unit rent to achieve our desired yield, making the units more affordable for a larger percentage of prime renters. Suburban markets also allow for less competition and more geographic selection.

•

Class A Properties – Class A apartments typically attract more creditworthy tenants resulting in a more reliable rent payment. Moreover, the quality of construction and service that Class A rents can support allow for longevity of the asset.

•

Development – Creating an asset from the ground up allows us to use the most state of the art planning and construction materials, and ultimately create an asset with the best longevity and resale value.

•

Partner projects – As we have done to date, we expect to joint venture with affiliates of local development partners. Structuring our transactions in this way allows us to (i) participate in a greater number of projects, increasing diversification; (ii) leverage the local knowledge of the partner to select the site, secure zoning, and manage the asset; and (iii) reduce our risk by receiving a cost and loan guarantee from affiliates of our joint venture partner. In order to reduce pre-development risks, we typically enter into joint venture agreements such as these and commit our capital only upon the developer having acquired the land (or securing it via contract) and having secured both zoning and financing.

We may invest in a wide spectrum of real estate sectors and our investment policies remain flexible in order to move to markets and asset types domestically and internationally as market cycles and opportunity dictates. However, we currently expect to direct a substantial majority of our capital from this offering to U.S. multifamily development projects.

PRIOR PERFORMANCE SUMMARY

The following section is a new subsection to be added to the end of the section entitled “PRIOR PERFORMANCE SUMMARY,” which begins on page 91 of the prospectus.

Recent Developments

In July 2012, CNL Lifestyle Properties, Inc. conducted a detailed analysis to estimate its estimated net asset value (“NAV”) on a per share basis to assist broker dealers in connection with their obligations under applicable FINRA rules with respect to customer account statements and to assist fiduciaries in discharging their obligations under Employee Retirement Income Security Act (“ERISA”) reporting requirements. As of August 1, 2012, the board of CNL Lifestyle Properties, Inc. determined that the estimated NAV per share was $7.31, as compared to the original $10.00 per share offering price. In determining an estimated fair value of CNL Lifestyle Properties, Inc.’s shares, the board of directors considered various analyses and information, a portion of which was provided by CNL Lifestyle Properties, Inc.’s advisor. In preparing its value estimate, CNL Lifestyle Properties, Inc. also consulted an independent valuation advisor.

Beginning in the first fiscal quarter of 2012, the board of CNL Lifestyle Properties, Inc. approved redemptions under its redemption plan up to $1.75 million per calendar quarter.

In August 2012, the board of directors of CNL Lifestyle Properties, Inc. approved an increase of the redemption amount from $1.75 million per calendar quarter to the lesser of (i) $3.0 million or (ii) the amount of aggregate proceeds available under CNL Lifestyle Properties, Inc.’s reinvestment plan, effective third quarter of 2012. In addition, effective August 9 2012, the board of directors of CNL Lifestyle Properties, Inc. approved an amendment to the redemption plan pursuant to which stockholders may redeem all or not less than 25% of their shares at varying percentages of CNL Lifestyle Properties, Inc.’s estimated fair value per share as determined by the board of directors applicable on the date of the redemption request based on the number of years the stockholder held the shares.

SUMMARY OF DISTRIBUTION REINVESTMENT PLAN

The following is an addition to the end of the first paragraph under “SUMMARY OF DISTRIBUTION REINVESTMENT PLAN,” which begins on page 118 of the prospectus.

As of the date of this Sticker Supplement, we have only declared stock distributions since our inception and therefore no shares have been issued pursuant to our Distribution Reinvestment Plan. Our Distribution Reinvestment Plan will remain inoperative until such time, if any, that we declare cash distributions,

SUMMARY OF REDEMPTION PLAN

The following is a new paragraph to be added at the bottom of page 121 of the prospectus in the section “SUMMARY OF REDEMPTION PLAN.”

As of the date of this Sticker Supplement, due to the fact that we have paid only stock distributions to date, no shares of common stock have been sold pursuant to our Distribution Reinvestment Plan; and therefore we have not received any Reinvestment Proceeds to date. Therefore, although at our discretion, we may use up to $100,000 per calendar quarter of the proceeds of any public offering of our commons stock for redemptions, it is likely there will be insufficient funds to fulfill all redemption requests until after we commence paying cash distributions and receive Reinvestment Proceeds. Even in the event we determine to pay cash distributions in the future, there is no assurance that the amount of Reinvestment Proceeds received will be sufficient to fulfill all redemption requests. Since inception through June 30, 2012, we have not received any requests to redeem shares pursuant to our Redemption Plan.

DISTRIBUTION POLICY

The following supersedes and replaces the first 11 paragraphs under “DISTRIBUTION POLICY,” which begins on page 123 of the prospectus.

We make distributions to stockholders pursuant to the provisions of our articles of incorporation, which allow us to make distributions of cash and/or other property, which may include our own securities. The amount of each cash distribution, if any, will be generally based on such factors as expected and actual net cash flow from operations, our overall financial condition, our objective of qualifying as a REIT for tax purposes, the determination of reinvestment versus distribution following the monetization of an asset, as well as other factors including an objective of maintaining predictable distributions. We currently declare stock distributions to stockholders of record monthly and issue such distributions quarterly. We currently intend to continue to declare stock distributions to our stockholders although our board of directors reserves the right to change the per share distribution amount or otherwise amend or terminate our distribution policy.

We are required to distribute at least 90% of our taxable income to qualify as a REIT, and maintain our REIT qualification, for tax purposes. See “Federal Income Tax Considerations – Operational Requirements – Annual Distribution Requirement.”

We expect to have little, if any, cash flow or funds from operations available for distribution until we make substantial investments. In addition, to the extent our investments are in development or redevelopment projects or in properties that have significant capital requirements, our ability to make cash distributions may be negatively impacted, especially during our early periods of operation. We believe that using a stock distribution in lieu of a cash distribution allows us to focus on our investment strategy of buying assets that may generate little or no initial cash flow but have the potential for long-term appreciation. Over time, we may transition to a cash distribution or a combination of cash and stock. Our board of directors determines the amount and composition of each distribution. Until such time as we have sufficient cash flow or funds from operations, we may decide to continue issuing stock distributions or, if we do elect to pay a cash distribution, fund all or a portion of it from sources other than cash flow from operations or funds from operations, such as from cash flows generated by financing activities or the proceeds of our offering. Our advisor, its affiliates or related parties may also advance or waive asset management fees or other fees in order for us to have cash to pay cash distributions in excess of available cash flow or funds from operations.

Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond our control, and a change in any one factor could adversely affect our ability to declare future distributions. There can be no assurance that future cash flow will support distributions at the rate that such distributions are declared in any particular distribution period. See “Risk Factors — Company Related Risks.” There can be no assurance that we will be able to achieve expected cash flows necessary to maintain distributions at any particular level, or that distributions, if any, will increase over time.

On June 24, 2010, our board of directors authorized a daily stock distribution equal to 0.000219178 of a share of common stock on each outstanding share of common stock (which represents an annualized distribution rate of 0.08 of a share based on a 365 days calendar year), payable to all common stockholders of record as of the close of business on each day commencing on July 1, 2010 and continued each calendar quarter thereafter until it was amended by our board or directors in September 2012. Effective October 1, 2012, our board of directors authorized the declaration of a monthly stock distribution of 0.006666667 of a share of common stock on each outstanding share of common stock (which represents an annualized distribution rate of 0.08 of a share based on a calendar year), payable to all common stockholders of record as of the close of business on the first day of each month.

Distributions shall be paid quarterly and, effective October 1, 2012, will be calculated for each stockholder of record as of the first day of each month in such quarter and will be issued on or before the last business day of the applicable calendar quarter. Fractional shares of common stock accruing as distributions are rounded to the nearest hundredth when issued on the distribution date. Distributions shall be paid each calendar quarter as set forth above until such policy is terminated or amended by our board of directors.

If a stockholder transfers all of its shares and is no longer a stockholder of the Company, the accrued but unissued stock distribution in respect of such shares through the date such transfer is recorded on our stock records will be issued to the transferee of such shares. If a stockholder transfers less than all of its shares and remains a stockholder of the Company, the accrued but unissued stock distribution in respect of the transferred shares through the day prior to the date such transfer is recorded on our stock records will be issued to the transferor and the transferee will receive the stock distribution in respect of the acquired shares from the date the transferee acquired the shares. Transfers may take up to 30 days to be recorded on our stock records.

The distribution of solely new common stock from us to the stockholders is currently a non-taxable distribution under the Code. Upon receiving a distribution of stock exempt from income tax as provided in the Code, a stockholder must allocate the tax basis of their old common stock with respect to which the new common stock was distributed to the old common stock and the new common stock in proportion to the fair market value of each on the distribution date. For purposes of determining short or long term capital gains, the new shares of common stock will have the same holding period as the old shares of common stock with respect to which they were distributed. We urge you, as a prospective stockholder, to consult your tax advisor regarding the specific tax consequences to you of an investment in our common stock and stock distributions you receive as a result of ownership of our shares of common stock.

Investors who purchase our shares early in this offering, as compared with later investors, will accumulate more shares for the same cash investment as a result of our current stock distribution policy. Because they own more shares, upon a sale or liquidation of our Company, early investors will receive more sales proceeds or liquidating distributions relative to their invested capital compared to later investors. Our stock distribution was set at a rate to align with the long-term appreciation of our assets; however, unless our assets appreciate in an amount sufficient to offset the dilutive effect of the prior stock distributions and our offering, acquisition and operating expenses, the net asset value per share will be less than the public offering price paid for the share. Because of the ongoing stock distribution, the value of shares held by a later investor purchasing our stock will be below the value of shares held by an earlier investor, even if each initially acquired the same amount of shares at the same public offering price, because the earlier investor would have received a greater number of stock distribution shares.

The following table represents total stock distributions declared and issued and FFO for the six months ended June 30, 2012, the years ended December 31, 2011 and 2010 and cumulative amounts since inception:

Periods	Daily Share Distribution Declared per Share Held	Stock Distributions Declared (Shares) (1) (2) (3)	Stock Distributions Declared (at the current Offering Price of $10.00 per share)	FFO (4)
2012 Quarter
First	0.000219178	93,403	$934,030	$(405,626)
Second	0.000219178	112,444	1,124,440	(630,069)

Total for the six months ended June 30, 2012		205,847	$2,058,470	$(1,035,695)

2011 Quarter
First	0.000219178	32,758	$327,580	$(278,593)
Second	0.000219178	49,658	496,580	(309,574)
Third	0.000219178	64,870	648,700	(442,097)
Fourth	0.000219178	76,606	766,060	(686,439)

Total for the year ended December 31, 2011		223,892	$2,238,920	$(1,716,703)

2010 Quarter
Third (3)	0.000219178	12,514	$125,140	$(340,961)
Fourth	0.000219178	20,902	209,020	(381,250)

Total for July 1, 2010 through December 31, 2010		33,416	$334,160	$(722,211)

Cumulative
Through June 30, 2012		463,155	$4,631,550	$(4,155,377)

FOOTNOTES:

(1)	Represents amount of shares declared and distributed, including shares issued subsequent to the applicable quarter end.

(2)	The distribution of new common shares to the recipients is non-taxable. The stock distributions may cause the interest of later investors in our common stock to be diluted as a result of the stock distributions issued to earlier investors.

(3)	Declaration of distributions began on July 1, 2010.

(4)	The following table presents a cumulative reconciliation of net loss to FFO for the period April 26, 2010, the date we commenced operations, through June 30, 2012:

Net loss attributable to common stockholders	$(5,281,993)
Adjustments:
Depreciation and amortization (including amortization of in place lease intangible assets), net of noncontrolling interest	1,126,616

FFO	$(4,155,377)

We did not have distributable earnings for the six months ended June 30, 2012 or for the years ended December 31, 2011 and 2010. No assurances can be made that distributions will be sustained at current levels. Our board of directors intends to evaluate our distribution policy on a quarterly basis and reserves the right to change the per share distribution amount or otherwise amend or terminate our distribution policy. Cumulative common stock distributions since our inception through June 30, 2012 were $4,631,550 (463,155 shares of common stock at $10.00 per share), and our cumulative net losses attributable to our common stockholders since our inception through June 30, 2012 were approximately $5,281,993.

As of August 31, 2012, we had approximately 1,989 stockholders of record.

SUMMARY OF THE ARTICLES OF INCORPORATION AND BYLAWS

Preferred Stock

The following paragraph supersedes and replaces in full “SUMMARY OF THE ARTICLES OF INCORPORATION AND BYLAWS – Preferred Stock” on page 126 of the prospectus.

Under our articles of incorporation, our board of directors is authorized, subject to certain limitations and without further stockholder approval, to issue from time to time one or more series of our preferred stock, with such distinctive designations, powers, rights and preferences as shall be determined by our board of directors. If we ever created and issued preferred stock with a distribution preference over common stock, payment of any distribution preferences of outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock. Further, holders of preferred stock are normally entitled to receive a liquidation preference in the event we liquidate, dissolve or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, offer or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management. Preferred stock will be available for possible future financings, acquisitions and general corporate purposes without any legal requirement that we obtain any stockholder authorization

Statement Regarding Forward Looking Information

Certain statements in this document may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Global Growth Trust, Inc. (herein also referred to as the “Company”) intends that all such forward-looking statements be covered by the safe-harbor provisions for forward-looking statements of Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable.

All statements, other than statements that relate solely to historical facts, including, among others, statements regarding the Company’s future financial position, business strategy, projected levels of growth, projected costs and projected financing needs, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of the management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should,” “continues,” “pro forma” or similar expressions. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those contemplated by such forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to, the factors detailed in our Annual Report on Form 10-K for the year ended December 31, 2011 and other documents filed from time to time with the Securities and Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to: the global impact of the current credit crisis in the U.S. and Europe; changes in general economic conditions in the U.S. or globally (including financial market fluctuations); risks associated with our investment strategy; risks associated with the real estate markets in which the Company invests; risks of doing business internationally and global expansion, including unfamiliarity with new markets and currency risks; risks associated with the use of debt to finance the Company’s business activities, including refinancing and interest rate risk and the Company’s failure to comply with its debt covenants; the Company’s failure to obtain, renew or extend necessary financing or to access the debt or equity markets; competition for properties and/or tenants in the markets in which the Company engages in business; the impact of current and future environmental, zoning and other governmental regulations affecting the Company’s properties; the Company’s ability to make necessary improvements to properties on a timely or cost-efficient basis; risks related to development projects or acquired property value-add conversions, if applicable (including construction delays, cost overruns, the Company’s inability to obtain necessary permits and/or public opposition to these activities); defaults on or non-renewal of leases by tenants; failure to lease properties at all or on favorable terms; unknown liabilities in connection with acquired properties or liabilities caused by property managers or operators; the Company’s failure to successfully manage growth or integrate acquired properties and operations; material adverse actions or omissions by any joint venture partners; increases in operating costs and other expense items and costs, uninsured losses or losses in excess of the Company’s insurance coverage; the impact of outstanding or potential litigation; risks associated with the Company’s tax structuring; the Company’s failure to qualify and maintain its status as a real estate investment trust and the Company’s ability to protect its intellectual property and the value of its brand.

Management believes these forward-looking statements are reasonable; however, such statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and the Company may not be able to realize them. Investors are cautioned not to place undue reliance on any forward-looking statements which are based on current expectations. All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless otherwise required by law.

INDEX TO FINANCIAL STATEMENTS

GLOBAL GROWTH TRUST, INC.

Page
Unaudited Pro Forma Consolidated Financial Information:

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2011	F-2

Notes to Unaudited Pro Forma Consolidated Financial Statements	F-3

GLOBAL GROWTH TRUST, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

An Unaudited Consolidated Balance Sheet has been omitted from this presentation due to the fact that the acquisition described in Note 2 occurred prior to December 31, 2011 and is included in the historical balance sheet of Global Growth Trust, Inc. (the “Company”) as of that date.

The accompanying Unaudited Pro Forma Consolidated Statement of Operations of the Company is presented for the year ended December 31, 2011 (the “Pro Forma Period”), and includes certain pro forma adjustments to illustrate the estimated effect of the Company’s acquisition described in Note 2 as if it had occurred on January 1, 2011.

This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company’s financial results if the transaction reflected herein had occurred on the date or been in effect during the period indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company’s financial results in the future and should be read in conjunction with the Company’s financial statements as filed on Form 10-K for the year ended December 31, 2011.

GLOBAL GROWTH TRUST, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

	Global Growth Trust, Inc. Historical	Gwinnett Center Historical Nine Months Ended September 30, 2011	Pro Forma Adjustments		Global Growth Trust, Inc. Pro Forma
Revenues:
Rental income from operating leases	$384,606	$1,664,258	$(27,531	) (a)	$1,967,451
			(53,882	) (e)
Tenant reimbursements	7,108	10,005	–		17,113
Other income	-	15,218	–		15,218

Total revenues	391,714	1,689,481	(81,413)		1,999,782

Expenses:
Property operating expenses	274,679	946,038	61,441	(g)	1,282,158
General and administrative	1,337,985	7,546	–		1,345,531
Acquisition fees and expenses	460,286	–	(432,793	) (b)	27,493
Asset management fees	23,502	–	105,758	(c)	129,260
Property management fees	12,280	56,689	1,759	(d)	70,728
Depreciation and amortization	292,548	–	770,428	(e)	1,062,976

Total expenses	2,401,280	1,010,273	506,593		3,918,146

Operating loss	(2,009,566)	679,208	(588,006)		(1,918,364)

Other income (expense):
Interest and other income	315	–	–		315
Interest expense and loan cost amortization	-	–	(188,802	) (f)	(188,802)

Total other income (expense)	315	–	(188,802)		(188,487)

Net loss attributable to common stockholders	$(2,009,251)	$679,208	$(776,808)		(2,106,851)

Net loss per share of common stock (basic and diluted)	$(0.68)				$(0.66)

Weighted average number of shares of common stock outstanding (basic and diluted) (Note 5(h))	2,962,891				3,168,738

See accompanying notes to unaudited pro forma consolidated financial statements

GLOBAL GROWTH TRUST, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS - CONTINUED

1.	Basis of Presentation

The accompanying Unaudited Pro Forma Consolidated Statement of Operations of Global Growth Trust, Inc. (the “Company”) are presented for the year ended December 31, 2011 (the “Pro Forma Period”), and includes certain pro forma adjustments to illustrate the estimated effect of the Company’s acquisition of Gwinnett Center, described in Note 2, as if it had occurred on January 1, 2011. The amounts included in the historical column represents the Company’s historical operating results for the Pro Forma Period presented.

The accompanying unaudited pro forma consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X and do not include all of the information and note disclosures required by generally accepted accounting principles of the United States (“GAAP”). Pro forma financial information is intended to provide information about the continuing impact of a transaction by showing how a specific transaction or group of transactions might have affected historical financial statements. Pro forma financial information illustrates only the isolated and objectively measurable (based on historically determined amounts) effects of a particular transaction, and excludes effects based on judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of the transaction. Therefore, pro forma financial information does not include information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, including the Company’s plans to lease up the property, as if management’s actions were carried out in previous reporting periods.

This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of what the Company’s actual financial results would have been had the Gwinnett Center transaction reflected herein occurred on January 1, 2011 or been in effect during the Pro Forma Period. In addition, this pro forma consolidated financial information should not be viewed as indicative of the Company’s expected financial results for future periods. This pro forma consolidated financial information does not include pro forma adjustments for other properties acquired during or subsequent to the Pro Forma Period. As of December 31, 2011, the Company owned the Gwinnett Center and one property under construction which is included in the historical financial statements of the Company.

2.	Pro Forma Transaction

On October 17, 2011, the Company acquired a fee simple interest in a three building multi-tenant complex located in Duluth, Georgia, approximately 30 miles northeast of downtown Atlanta in Gwinnett County (“Gwinnett Center”), for $14.1 million, exclusive of closing costs and assumed liabilities. Gwinnett Center is situated on approximately 16 acres and has an aggregate of 263,742 net rentable square feet. In connection with the acquisition of Gwinnett Center, the Company incurred acquisition fees and expenses totaling approximately $433,000, including $260,850 in investment services fees to the Company’s advisor described below.

The Company funded approximately $7.0 million of the purchase price from the proceeds of a loan, as described below, and paid the balance of the purchase price, closing costs, loan costs and other expenses from proceeds of its public offering of shares of common stock (the “Offering”).

GLOBAL GROWTH TRUST, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS - CONTINUED

2.	Pro Forma Transaction (continued)

The following summarizes the allocation of the purchase price for Gwinnett Center and the estimated fair values of the assets acquired and liabilities assumed:

Land	$2,750,000
Land improvements	270,000
Buildings	7,930,000
Above market leases	344,528
Below market leases	(64,528)
In-place leases	2,650,000
Tenant improvements	220,000
Less liabilities assumed	(114,806)

Net assets acquired	$13,985,194

In connection with the acquisition of Gwinnett Center, the Company obtained a $7.0 million. The loan bears interest at a variable rate equal to the greater of (i) 4.95% per annum or (ii) the LIBOR base rate (as defined in the loan agreement) plus 3.50% per annum. The loan agreement provides for the reduction of the interest rate to the greater of (i) 4.20% per annum or (ii) the LIBOR base rate plus 3.50% per annum if a minimum debt service coverage ratio is attained. The interest rate is also subject to a de minimis increase if a minimum deposit account balance is not maintained.

Between January 1, 2011 and December 31, 2011, Gwinnet Center was partially leased to approximately 29 tenants with remaining lease terms expiring at various times during the next six years. Certain tenants have lease renewal options ranging from one to six years following the expiration of the current terms. In addition to base rents, the tenants also are responsible for payment of certain property operating expenses.

The leases are accounted for as operating leases; therefore, revenue is recognized as rentals are earned and expenses (including depreciation) are charged to operations as incurred. Scheduled rental payments are recognized on a straight-line basis over the remaining lease terms so as to produce constant periodic rent in accordance with GAAP. Tenant reimbursements are recognized in the period in which the related expenses are incurred.

3.	Related Party Transactions

Pursuant to the advisory agreement, CNL Global Growth Advisors, LLC (the “Advisor”) receives investment services fees equal to 1.85% of the purchase price of properties for services rendered in connection with the selection, evaluation, structure and purchase of assets. In connection with the acquisition of Gwinnett Center, the Company incurred $260,850 in investment services fees payable to the Advisor. In addition, the Advisor is entitled to receive a monthly asset management fee of 0.08334% of the real estate asset value (as defined in the agreement) of the Company’s properties as of the end of the preceding month.

Pursuant to a master property management agreement, CNL Global Growth Managers, LLC (the “Property Manager”) receives property management fees of up to 4.5% of gross revenues for management of the Company’s properties. The Company has agreed to pay the Property Manager property management fees equal to 3.5% of gross receipts of Gwinnett Center.

GLOBAL GROWTH TRUST, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS - CONTINUED

4.	Adjustments to Unaudited Pro Forma Consolidated Statement of Operations

The adjustments to the Unaudited Pro Forma Consolidated Statement of Operations represent adjustments to the Company’s historical amounts to present the Company’s results of operations as if Gwinnett Center had been owned for the full Pro Forma Period.

(a)	Represents the effect of recognizing rental income on a straight-line basis from January 1, 2011 through the end of the lease terms for the applicable Pro Forma Period.

(b)

Represents the reversal of acquisition fees and expenses recognized during the year ended December 31, 2011 related to the acquisition of Gwinnett Center that were nonrecurring charges directly related to the pro forma transaction. The pro forma adjustments do not include the reversal of acquisition fees and costs related to any other acquisitions during the Pro Forma Period.

(c)	Represents asset management fees for the applicable Pro Forma Period due to the Advisor in connection with the ownership of Gwinnett Center as described in Note 3.

(d)	Represents property management fees due to the Property Manager in connection with the management of Gwinnett Center as described in Note 3 for the applicable Pro Forma Period.

(e)	Represents depreciation and amortization expense computed using the straight-line method over the estimated useful lives of the related assets for the applicable Pro Forma Period:

		Pro forma Adjustments
	Estimated Useful Life	Year Ended December 31, 2011
Land	N/A	$–
Land improvements	15 years	18,000
Buildings	39 years	203,333
In-place leases	3.4 years	777,127
Tenant improvements	3.4 years	64,516

Total depreciation and amortization		1,062,976
Depreciation and amortization expense in historical results		292,548

Pro forma adjustment to depreciation and amortization expense		$770,428

Above market leases	3.4 years	$(101,034)
Below market leases	3.4 years	18,923

Total above/below market lease amortization		(82,111)
Above/below market lease amortization in historical results		(28,229)

Pro forma adjustment to rental income		$(53,882)

GLOBAL GROWTH TRUST, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS - CONTINUED

4.	Adjustments to Unaudited Pro Forma Consolidated Statement of Operations (continued)

Amortization expense related to above/below market leases is treated as an adjustment to rental income for GAAP purposes. Other depreciation and amortization expense is treated as an expense in the pro forma statement of operations.

(f)

Represents interest expense, calculated at 4.95%, and amortization of loan costs totaling approximately $0.3 million, relating to the Mortgage Note Payable as if the loan had been in place for the applicable Pro Forma Period. This amount has been adjusted by approximately $0.1 million for additional capitalized interest the Company would have recorded during the Pro Forma Period.

(g)	Represents property operating expenses related to Gwinnett Center for the period October 1, 2011 through October 17, 2011.

(h)

For purposes of determining the weighted average number of shares of common stock outstanding, stock distributions are treated as if they were issued at the beginning of the periods presented. Therefore, the weighted average shares outstanding for the year ended December 31, 2011, have been revised to include stock distributions declared through June 30, 2012 as if they were outstanding for the full periods presented. As of January 1, 2011, the Company had sufficient cash on hand to acquire Gwinnett Center and as such no additional shares were required to the fund the acquisition.